UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              Mediconsult.com, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                   58469J 10 0
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                                 (CUSIP Number)

                                Scott Lodin, Esq.
                  Executive Vice President and General Counsel
                                Andrx Corporation
                               4955 Orange Avenue
                              Davie, Florida 33314

                                 With a copy to:

                              Dale S. Bergman, Esq.
                                Broad and Cassel
                            201 South Biscayne Blvd.
                                   Suite 3000
                              Miami, Florida 33131
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 January 9, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

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

                                  SCHEDULE 13D

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CUSIP No. 232 43P 103
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    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Andrx Corporation - EIN #65-1013859
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)      [ ]
            (b)      [ ]
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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*
            OO
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                  [ ]
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    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
----------------------------- --------- ----------------------------------------
                                  7     SOLE VOTING POWER
        NUMBER OF                       10,783,936
          SHARES              --------- ----------------------------------------
       BENEFICIALLY               8     SHARED VOTING POWER
         OWNED BY                       13,097,752
           EACH               --------- ----------------------------------------
        REPORTING                 9     SOLE DISPOSITIVE POWER
          PERSON                        19.9%
           WITH               --------- ----------------------------------------
                                  10    SHARED DISPOSITIVE POWER
                                        24.17%
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            23,881,688
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                             [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            36.76%
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    14      TYPE OF REPORTING PERSON*
                              CO
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

Item 1. Security and Issuer.

         This Statement on Schedule 13D relates to shares of common stock, $.001 par value per share (the "Common Stock"), of Mediconsult.com, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive office is located at 560 White Plains Road, Tarrytown, New York 10591.

Item 2. Identity and Background.

         (a) This Schedule 13D is being filed on behalf of Andrx Corporation ("Andrx").

         (b) The business address of Andrx is 4955 Orange Drive, Davie, Florida.

         (c) Andrx is a Delaware corporation which formulates and commercializes controlled-release oral pharmaceuticals using proprietary drug delivery technologies. Andrx also markets and distributes generic drugs manufactured by third parties. Through its wholly owned subsidiary, Cybear Inc., Andrx develops and markets Internet applications that are intended to improve the efficiency of its day-to-day administrative and communications tasks for various participants in the healthcare industry.

         (d) During the last five years, neither Andrx nor, to Andrx's knowledge, any of its officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither Andrx nor, to Andrx's knowledge, any of its officers or directors was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) To the knowledge of Andrx, each of the persons named in Schedule A to this Statement is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

         The Issuer entered into an Agreement and Plan of Merger dated as of January 9, 2001 (the "Merger Agreement"), by and among Issuer, Mediconsult Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Andrx ("Merger Sub") and Andrx, pursuant to which Merger Sub will merge with and into Issuer, with Issuer being the surviving corporation and becoming a wholly owned subsidiary of Andrx (the "Merger") on the terms and subject to the conditions set forth in the Merger Agreement. Pursuant to the Merger, each share of Issuer will be canceled and automatically converted into the right to receive 0.1430 shares of Andrx's Cybear Group tracking stock, subject to adjustment.

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

         The Merger is subject to various conditions set forth in the Merger Agreement, including the consummation of certain agreements that will restructure certain of Issuer's existing debt and the approval of the Merger Agreement by the Issuer's stockholders (the "Required Vote"). Upon completion of the Merger, Issuer will become part of Andrx's Cybear Group.

         In connection with Merger Agreement, the Issuer issued Andrx a warrant to purchase 19.9% of the Common Stock (the "Breakup Warrant") upon the occurrence of certain events. These events include: (i) the closing does not occur on or before May 15, 2001 because the Issuer fails to satisfy a closing condition; (ii) the Merger has not been approved by the Required Vote; (iii) a takeover proposal occurs with respect to the Issuer and, in connection with such event or proposal, the Issuer's board of directors, in compliance with the procedures in the Merger Agreement, determines in good faith that such takeover proposal is a superior takeover proposal and that it is required by its fiduciary duty to accept such takeover proposal and advises Andrx in writing of decision; (iv) or the Issuer's board of directors changes or withdraws or modifies its recommendation of the Merger Agreement or the Merger in an adverse manner and, if by January 8, 2002, (i) the Issuer sells the capital stock of its wholly owned subsidiary, Physicians' Online, Inc. ("Physicians' Online"), or substantially all of Physicians' Online's assets, (ii) the transaction substantially contemplated by the superior proposal is consummated or (iii) the Issuer closes a financing transaction or series of financing transaction with net proceeds equal to or greater than $7,500,000. The Breakup Warrant is exercisable at a price of $0.125 per share and is exercisable until one year from the termination of the Merger Agreement. The Breakup Warrant contains registration rights and antidilution adjustments.

         In addition, in order to induce the Issuer to enter into the Merger Agreement, Andrx agreed to provide Issuer with interim financing not to exceed $2,000,000. The Issuer and Physicians' Online entered into a credit agreement dated January 9, 2001 (the "Credit Agreement") with Cybear Inc., a wholly-owned subsidiary of Andrx. The interim financing is to be used by the Issuer to fund its and Physicians' Online's operating activities until the closing date of the Merger. All obligations outstanding under the Credit Agreement are due and payable on July 15, 2001.

         The interim financing is evidenced by a note (the "Note"). If the Merger Agreement is terminated, the Note is convertible into the Common Stock at a conversion price equal to $0.125 per share at any time. The Note contains registration rights and antidilution adjustments, including adjustments for issuances of shares at less than the conversion price. The interim financing is secured by a pledge of all of Physicians' Online's outstanding common stock as evidenced by a pledge agreement and a security interest in all of Physicians' Online's assets as evidenced by a security agreement.

         In connection with the Credit Agreement, Mediconsult issued to Cybear Inc. a warrant (the "Credit Warrant") to purchase 8,926,502 shares of the Common Stock at an exercise price of $0.125 per share. The Credit Warrant is only exercisable in the event the Merger Agreement is terminated and will be exercisable until January 9, 2006. The Credit Warrant contains registration rights and the customary antidilution adjustments, including adjustments for issuances of shares at less than the exercise price.

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

         For so long as the Common Stock is traded on The Nasdaq National Market, the maximum number of shares of Common Stock issuable upon exercise of the Breakup Warrant and the Credit Warrant, and upon conversion of the Note is limited to 19.9% of the issued and outstanding Common Stock.

         On January 9, 2001 and pursuant to the terms of the Merger Agreement, Robert A. Jennings, a principal stockholder, and JHC Limited, an entity controlled by Mr. Jennings, together representing 13,097,752 shares of Common Stock (the "Shares") or 24.17% of the outstanding shares of Common Stock entered into a voting agreement (the "Voting Agreement") whereby they agreed to vote the Shares in favor of the Merger and the Merger Agreement.

         The foregoing summary is qualified in its entirety by reference to Exhibits 1, 2, 3, 4, 5, and 6 which are attached hereto and, respectively, consist of (1) the Merger Agreement, (2) the Breakup Warrant, (3) the Credit Agreement, (4) the Note, (5) the Warrant and (6) the Voting Agreement.

Item 4. Purpose of Transaction.

         See Item 3 above.

Item 5. Interest in Securities of the Issuer.

         (a) (b) The number of shares of Common Stock covered by the Breakup Warrant, Note and Credit Warrant are 10,783,936, 16,000,000 and 8,926,502, respectively, or 19.9%, 22.80% and 24.17%, respectively, of the outstanding Common Stock, based on the number of shares outstanding on January 9, 2001, as represented by the Issuer in the Merger Agreement. However, for so long as the Common Stock is traded on The Nasdaq National Market, the maximum number of shares of Common Stock issuable upon exercise of the Breakup Warrant and the Credit Warrant, and upon conversion of the Note is limited to 19.9% of Mediconsult's outstanding Common Stock.

         Prior to exercise or conversion, as applicable, of the Breakup Warrant, Credit Warrant and Note, Andrx (i) is not entitled to any rights as a stockholder of the Issuer as to the shares of Common Stock covered by the Breakup Warrant, Credit Warrant or Note and (ii) disclaims any beneficial ownership of the shares of Common Stock which are purchasable by Andrx upon exercise of the Breakup Warrant and the Credit Warrant or conversion of the Note, and are exercisable or convertable, as applicable, only in the limited circumstances set forth in the Breakup Warrant, Credit Warrant and the Note, none of which has occurred as of the date hereof. If any of the Breakup Warrant, Note and Credit Warrant are exercised, Andrx will have the sole right to vote and dispose of the shares of the Common Stock issued as a result of such exercise, subject to the terms and conditions of the respective agreements. See also Item 4 above.

         As a result of the Voting Agreement, Andrx may be deemed to be the beneficial owner of at least 13,097,752 shares or 24.17% of the Common Stock. The Shares constituted are based on the number of shares outstanding on January 9, 2001, as represented by the Issuer in the Merger Agreement.

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

         Furthermore, Andrx (i) is not entitled to any rights as a stockholder of the Issuer as to the Shares and (ii) disclaims any beneficial ownership of the shares of the Common Stock that are covered by the Voting Agreement.

         To the best of Andrx's knowledge, no shares of Common Stock are beneficially owned by any of its officers or directors

         (c) Neither Andrx nor, to Andrx's knowledge, any of its officers or directors has effected any transactions in the Common Stock during the past 60 days.

         (d) No applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Item 3 above.

Item 7. Material to be Filed as Exhibits.

         1. Agreement and Plan of Merger, dated as of January 9, 2001, by and among Andrx Corporation, Mediconsult Acquisition Corp. and Mediconsult.com, Inc.

         2. Breakup Warrant, dated as of January 9, 2001, by and between Mediconsult.com, Inc. and Andrx Corporation.

         3. Credit Agreement, dated as of January 9, 2001, by and among Mediconsult.com, Inc., Physicians' Online, Inc. and Cybear Inc.

         4. Line of Credit Convertible Note, dated January 9, 2001, by Mediconsult.com, Inc. and Physicians' Online, Inc. in favor of Cybear Inc.

         5. Warrant, dated as of January 9, 2001, by and between Mediconsult.com, Inc. and Cybear Inc.

         6. Voting Agreement, dated January 9, 2001 by Robert A. Jennings and JHC Limited.

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

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 25, 2001                       ANDRX CORPORATION, a Delaware corporation


                                       By: /s/ Scott Lodin
                                          --------------------------------------
                                          Scott Lodin, Executive Vice President
                                          and General Counsel

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

                                 Exhibit Index

                                  Exhibit Name
                                  ------------

          1 Agreement and Plan of Merger, dated as of January 9, 2001, by and among Andrx Corporation, Mediconsult Acquisition Corp. and Mediconsult.com, Inc.

          2 Breakup Warrant, dated as of January 9, 2001, by and between Mediconsult.com, Inc. and Andrx Corporation.

          3 Credit Agreement, dated as of January 9, 2001, by and among Mediconsult.com, Inc., Physicians' Online, Inc. and Cybear Inc.

          4 Line of Credit Convertible Note, dated January 9, 2001, by Mediconsult.com, Inc. and Physicians' Online, Inc. in favor of Cybear Inc.

          5 Warrant, dated as of January 9, 2001, by and between Mediconsult.com, Inc. and Cybear Inc.

          6 Voting Agreement, dated January 9, 2001 by Robert A. Jennings and JHC Limited.



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